UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 14, 2009	Commission File Number: 001-34149

CHARDAN 2008 CHINA ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Suite 18E, Tower A
Oriental Kenzo Plaza
48 Dongzhimenwai Street
Beijing, 100027, China
Tel: 86-10-84477148
Fax: 86-10-84477246
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

EXPLANATORY NOTE

This Form 6-K is comprised of the unaudited financial statements of Chardan 2008 China Acquisition Corp. (the “Company”, “we”, “us” or “our”) for the period from February 19, 2008 (inception) to June 30, 2008, and as of June 30, 2009, together with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for such period, and a section entitled “Other Items”.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

INDEX TO UNAUDITED FINANCIAL STATEMENTS

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

BALANCE SHEETS

ASSETS
	June 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)
Current assets:
Cash	$8,252	$45,413
Accounts receivable	5,000	-
Prepaid expenses	63,000	-
Total current assets	76,252	45,413

Restricted cash equivalents held in trust account	54,298,675	54,564,894
Other assets	4,526

Total assets	$54,379,453	$54,610,307

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts Payable	$13,000	$-
Loans from related parties	25,000	9,854
Total current liabilities	38,000	9,854

Long term liabilities:
Deferred underwriting discounts, net of $770,000 subject to
forfeiture in the event of possible conversion	1,430,000	1,430,000

Total liabilities	1,468,000	1,439,854

Commitments and contingencies

Ordinary shares, subject to conversion (2,406,249 shares at
conversion value of $7.89 per share)	18,985,305	18,985,305

Stockholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none
issued and outstanding	-	-
Common stock, $0.0001 par value, 60,000,000 shares authorized,
9,166,666 shares issued and outstanding, respectively	917	917
Additional paid in capital	34,253,135	34,244,020
Accumulated deficit	(327,904)	(59,789)
Total stockholders’ equity	33,926,148	34,185,148

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$54,379,453	$54,610,307

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

STATEMENT OF OPERATIONS - UNAUDITED

	For the Six Months Ended June 30, 2009	Period February 19, 2008 (Date of Inception) Through June 30, 2008	Period February 19, 2008 (Date of Inception) Through June 30, 2009

REVENUE	$-	$-	$-

COST OF SALES	-	-	-
GROSS PROFIT	-	-	-

OPERATING EXPENSES:
Selling, general, and administrative	283,854		828,537
Total operating expenses	283,854		828,537

OTHER INCOME (EXPENSE):
Other expense	(5,218)		(5,218)
Interest income	24,864		509,758
Net other income	19,646		504,540

LOSS BEFORE INCOME TAXES	(264,208)		(323,997)

PROVISION FOR INCOME TAXES	-		-

NET LOSS	$(264,208)	$-	$(323,997)

NET LOSS PER SHARE:
Basic and Diluted	$(0.03)

WEIGHTED-AVERAGE SHARES
Basic and Diluted	9,166,666

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

STATEMENT OF CASH FLOWS - UNAUDITED

	June 30, 2009	For the Period From February 19, 2008 (inception) to June 30, 2008	For the Period From February 19, 2008 (inception) to June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(264,208)	$-	$(323,997)
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts receivable	(5,000)	-	(5,000)
Prepaid expenses	(63,000)	-	(63,000)
Other assets	(4,526)	-	(4,526)
Accounts payable	13,000	-	13,000
Net cash used in operating activities	(323,734)	-	(383,523)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from T-Bills held in trust account	266,219	-	(54,298,675)
Net cash provided by investing activities	266,219	-	(54,298,675)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	-	-	53,230,242
Proceeds from deferred financing costs	-	-	1,430,000
Costs associated with issuance of stock	5,208	-	5,208
Net proceeds from related parties	15,146		25,000
Net cash provided by financing activities	20,354	-	54,690,450

NET CHANGE IN CASH AND CASH EQUIVALENTS	(37,161)	-	8,252
BEGINNING OF PERIOD	45,413	-	-
END OF PERIOD	$8,252	$-	$8,252

Supplementary disclosure of cash flow information:
Cash paid for interest	$-	$-	$-
Cash paid for taxes	$-	$-	$-

See accompanying notes to financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

Chardan 2008 China Acquisition Corp. (the Company) is a newly organized British Virgin Islands (“BVI”) business company with limited liability.  The Company is a blank check company formed for the purpose of acquiring, engaging in a merger, share capital exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination of an unidentified operating business.  The Company intends to focus on identifying a prospective target business having its primary operations in the People’s Republic of China.  Efforts in identifying a prospective target business will not be limited to a particular industry within China.  The Company engaged in preliminary discussions with several potential targets, but it does not have any specific merger, share capital exchange, contractual control arrangement, asset acquisition or other business combination under consideration.

At June 30, 2009, the Company had not commenced any operations or generated revenue. All activity through June 30, 2009 relates to the Company’s inception, capital raising, the initial public offering described below and initial efforts to locate a suitable acquisition target. Following such initial public offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents, held in a trust account, from the proceeds of such offering. The fund currently holds U.S. Treasuries with a face value of $54,302,000.00 for which it paid $54,298,675. These funds have been deposited in a trust account held by JP Morgan Chase’s London branch, and maintained by Continental Stock Transfer & Trust Company, acting as trustee.

Pursuant to the Company’s amended and restated memorandum and articles of association and applicable provisions of BVI law, the Company will promptly liquidate the trust account and distribute to our public shareholders all of the funds (net of taxes owed) held in it as of the date of  our voluntary liquidation if we:

(a)	Do not effect a business combination within 18 months after consummation of the offering, or
(b)
Do not effect a business combination within 30 months from the consummation of the offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of the offering and the business combination has not yet been consummated within such 18 month period, or

(c)	Do not effect a business combination within 36 months from the consummation of the offering if the extended period is approved by our shareholders.

NOTE 2 - BASIS OF PRESENTATION

The accompanying unaudited interim condensed financial statements of Chardan 2008 China Acquisition Corp., (the “Company”), and the notes thereto have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for December 31, 2008 and filed with the Securities and Exchange Commission on April 8, 2009. The interim financial information contained herein is not certified or audited; it reflects all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented, stated on a basis consistent with that of the audited financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The Company has not produced any revenue from its principal business and is a development stage company as defined by the Statement of Financial Accounting Standards (SFAS) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

The results of operations for the six months ended June 30, 2009 and from the period from inception (February 19, 2008) through June 30, 2008 are not necessarily indicative of annual results. The Company manages its business as one reportable segment.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  Actual results will differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Restricted cash

In accordance with Accounting Review Board (ARB) No. 43, Chapter 3A “Current Assets and Current Liabilities,” cash which is restricted as to withdrawal is considered a noncurrent asset.  Restricted cash consists of funds held in trust until provisions for release have been met.  As of March 31, 2009, Chardan has approximately $54,300,000 held in U.S. Treasuries that are subject to such restrictions.

Deferred acquisition costs

Costs related to proposed acquisition costs are capitalized.  Should an acquisition not occur, all related costs will be expensed.  As of June 30, 2009, no such costs were incurred.

Accrued Interest

As of June 30, 2009, there is no accrued interest.

Income taxes

The Company uses the liability method for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Income (loss) per share

The Company presents basic income (loss) per share and diluted earnings per share in accordance with the provisions of SFAS No. 128 "Earnings per Share".

Under SFAS No.128, basic net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year. Diluted net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares and common share equivalents outstanding during the year.

Concentration of credit risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.  The Company maintains accounts with financial institutions, which may exceed the insured Federal Deposit Insurance Corporation limit of $250,000 in the future.  The Company minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institutions.

Recent accounting pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board issued Statement “FASB” issued Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”).  SFAS No. 168 will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature.  SFAS No. 168 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure.  Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections.  SFAS No. 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009.  This statement will have an impact on the Company’s financial statements since all future references to authoritative accounting literature will be references in accordance with SFAS No. 168.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”.(“SFAS No. 165”) This Statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date and is effective for interim and annual periods ending after June 15, 2009.  The adoption of SFAS No. 165 is not expected to have a material impact on the Company’s financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The implementation of FSP FAS No. 157-4 did not have a material on the Company’s financial position and results of operations.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments ". The objective of an other-than-temporary impairment analysis under existing U.S. generally accepted accounting principles (GAAP) is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. FSP FAS No. 115-2 and FAS No. 124-2 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted.  The implementation of FSP FAS No. 115-2 and FAS No. 124-2 did not have a material impact on the Company’s financial position and results of operations.

Interim Disclosure about Fair Value of Financial Instruments

In April 2009, the FASB issued FASB Staff Position “FSP” No. SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”.  This FSP amends SFAS No. 107 to require disclosures about fair values of financial instruments for interim reporting periods as well as in annual financial statements.  The FSP also amends Accounting Principles Board Opinions “APB Opinion” No. 28 to require those disclosures in summarized financial information at interim reporting periods.  This FSP becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of this FSP is not expected to have a material impact on our financial statements.

Amendments to the Impairment Guidance of EITF Issue No. 99-20

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") Issue No. 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20". This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an otherthan- temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. This Issue is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 did not have a material effect on the Company’s financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing

           In June 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") Issue No. 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”. This Issue is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. Share lending arrangements that have been terminated as a result of counterparty default prior to the effective date of this Issue but for which the entity has not reached a final settlement as of the effective date are within the scope of this Issue. This Issue requires retrospective application for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. This Issue is effective for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. Early adoption is not permitted. The Company is currently assessing the impact of FSP EITF 09-1 on its financial position and results of operations.

Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active

In October 2008, the FASB issued FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.”  This FSP clarifies the application of SFAS No. 157, “Fair Value Measurements,” in a market that is not active.  The FSP also provides examples for determining the fair value of a financial asset when the market for that financial asset is not active.  FSP FAS No. 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued.  The impact of adoption was not material to the Company’s financial condition or results of operations.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles.”  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".  The implementation of this standard will not have a material impact on the Company's financial position and results of operations.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142 “Goodwill and Other Intangible Assets”.  The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of the expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations” and other U.S. generally accepted accounting principles.    The implementation of FSP FAS No. 142-3 is not expected to have a material impact on its financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Disclosure about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company was required to adopt SFAS No. 161 on January 1, 2009. The adoption of SFAS No.161 on January 1, 2009 did not have a material effect on the Company’s financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115,” which becomes effective on February 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The election of this fair-value option did not have a material effect on its financial condition, results of operations, cash flows or disclosures.

Fair Value Measurements

In September 2006, the FASB No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments. SFAS No. 157 was effective for financial assets and liabilities on January 1, 2008. The statement deferred the implementation of the provisions of SFAS No. 157 relating to certain non-financial assets and liabilities until January 1, 2009. The adoption of SFAS No.157 on January 1, 2009 for financial assets and liabilities did not have a material effect on the Company’s financial statements.

NOTE 4 - UNITED STATES TREASURIES

Funds held in the trust account were used to purchase one -month Treasury bonds on June 4, 2009, at an aggregate price of $54,298,675.  The bonds mature on July 2, 2009 with a face value of $54,302,000.

NOTE 5 - ACCOUNTS PAYABLE

As of June 30, 2009, there was $13,000 of accounts payable related to on-going operational costs owed to third parties.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 6 - EQUITY

On March 12, 2008, the Company entered into an agreement to issue 2,291,666 insider units at a purchase price of $.01091 per unit, for total proceeds of $25,000.  Each unit consists of one share of common stock and one warrant.  These units have been issued and proceeds have been received.  Accordingly, the Company presented these units as issued on the Statement of Shareholder’s Equity and Balance Sheet as of June 30, 2009.

The Company calculated the fair value of the warrants by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 30.87%; risk-free interest rate of 2.5% and an expected life of four years.  Based on the assumptions above, no value was assigned to these warrants at the date of issuance.

NOTE 7 - AGREEMENTS

The Company has entered into an agreement to pay a monthly fee of $7,500 to a related entity for general and administrative services.  This agreement commenced on August 11, 2008 and will continue until the consummation of a business combination, 30 months from August 11, 2008, or the date on which the Company ceases its corporate existence, whichever occurs first.

NOTE 8 – LOANS FROM RELATED PARTIES

As of June 30, 2009, loans from related parties totaled $25,000 which represents monies lent from Chardan Capital Markets. This money was lent to cover operational costs of the company that could not be covered entirely by interest earned on the trust account.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This interim report on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Such forward-looking statements include statements regarding, among others, our: (a) expectations about possible business combinations, (b) growth strategies, (c) future financing plans, and (d) anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this interim report. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” in our prospectus dated August 11, 2008 for the initial public offering of our securities. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	our status as a development stage company;

•	our liquidation prior to a business combination;

•	the reduction of the proceeds held in the trust account due to third party claims;

•	our selection of a prospective target business or asset;

•	our issuance of our share capital or incurrence of debt to complete a business combination;

•	delisting of our securities from the Nasdaq Capital Market or the ability to have our securities listed on the Nasdaq Capital Market following our initial business combination;

•	our ability to consummate an attractive business combination due to our limited resources and the significant competition for business combination opportunities;

•	conflicts of interest of our officers and directors;

•	potential current or future affiliations of our officers and directors with competing businesses;

•	our ability to obtain additional financing if necessary;

•	the control by our existing shareholders of a substantial interest in us;

•	the adverse effect the outstanding warrants and options may have on the market price of our ordinary shares;

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

•	the existence of registration rights with respect to the securities owned by our existing shareholders;

•	the lack of a market for our securities;

•	our being deemed an investment company;

•	our dependence on our key personnel;

•	our dependence on a single company after our business combination;

•	business and market outlook;

•	our growth as a whole;

•	our and our customers’ business strategies;

•	environmental, permitting and other regulatory risks;

•	foreign currency fluctuations and overall political risk in foreign jurisdictions;

•	our operating and capital expenditures;

•	our competitive position;

•	outcomes of legal proceedings;

•	expected results of operations and/or financial position;

•	future effective tax rates; and

•	compliance with applicable laws and regulations in the U.S., China, the British Virgin Islands and elsewhere as applicable.

Any forward-looking statement made by us in this interim report speaks only as of the date on which we make it, and is expressly qualified in its entirety by the foregoing cautionary statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Overview

Chardan 2008 China Acquisition Corp. is a newly incorporated British Virgin Islands business company with limited liability. We are a blank check company formed for the purpose of acquiring, engaging in a merger, share exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with an unidentified operating business (a “Business Combination”).

We have a period of 18 months from the consummation of our initial public offering (the “IPO”) which occurred on August 11, 2008, to effect our Business Combination, with an additional twelve-month period (for a total of 30 months) if a letter of intent, agreement in principle or definitive agreement has been executed within such 18-month period but was not consummated within such period. Further, if we have entered into a letter of intent, agreement in principle or definitive agreement within such 18-month period, we may, prior to the expiration of the 30-month period, call a meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our Business Combination by an additional 6 months to avoid being required to liquidate (the “Extended Period”). If the Extended Period is approved by our shareholders we would have a total of 36 months from the consummation of the IPO to complete a Business Combination.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Our efforts have not been and will not be limited to a particular industry. To date, our efforts have been limited to organizational activities, completion of our IPO and the evaluation of possible Business Combinations, none of which is yet probable to occur.

Financing History

We consummated an IPO of 6,875,000 units (the “Units”) on August 11, 2008. Each Unit consists of one ordinary share, $0.0001 par value per share (the “Public Ordinary Shares”) and one warrant (the “Public Warrants”) entitling the holder to purchase one Public Ordinary Share at a price of $5.00. The Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $55,000,000. The Public Warrants will become exercisable on the later of: (i) the completion of a Business Combination; or (ii) August 11, 2009, and will expire on August 11, 2012, or earlier upon redemption or our liquidation.

Prior to the consummation of the IPO, we had issued 2,291,666 insider units (the “Insider Units”), each consisting of one ordinary share (the “Insider Ordinary Shares”) and one warrant (the “Insider Warrants”) to certain of our officers, directors and existing shareholders at a price of $0.01091 per Insider Unit, generating gross proceeds of $25,000.  The holders of the Insider Ordinary Shares have agreed to vote such shares in the same manner as the majority of the Public Ordinary Shares included in the Units sold in the IPO. The terms of the Insider Warrants are identical to those of the Public Warrants.

Additionally, prior to the consummation of the IPO, certain of our officers, directors and existing shareholders purchased 2,000,000 warrants from us at a price of $0.50 per warrant (the “Private Placement Warrants”) in a private placement (the “Private Placement”), generating gross proceeds of $1,000,000. The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the IPO, except that the Private Placement Warrants are non-redeemable and may be exercised on a “cashless” basis on the later of: (i) the completion of a Business Combination; or (ii) August 11, 2009, and they will expire on August 11, 2012, or earlier upon our liquidation.

The sale of the Insider Units, the Units in the IPO and the Private Placement Warrants generated gross proceeds to the Company in the aggregate amount of $56,025,000. We intend to use the proceeds from those issuances, less offering expenses (both paid and deferred) and the expenses of operations, an aggregate of $52,200,000 (the “Net Proceeds”), to engage in a Business Combination with a business that has its principal operations in the People’s Republic of China.  Our efforts will not be limited to a particular industry in China.

The Net Proceeds (together with deferred offering expenses) have been deposited into a trust account (the “Trust Account”) at JPMorgan Chase, London branch, maintained by Continental Stock Transfer & Trust Company acting as trustee. The holders of the Insider Ordinary Shares have waived their right to receive any share of the Trust Account upon distribution of the funds in the event we fail to consummate a Business Combination.  The holders of the Public Warrants, Insider Warrants and Private Placement Warrants have no right to receive any share of the Trust Account upon distribution of the funds in the event we fail to consummate a Business Combination, in which event the Public Warrants, Insider Warrants and Private Placement Warrants will expire worthless.

Results of Operations

For the period from January 1, 2009 to June 30, 2009, we had net income/(loss) of  $(264,208), which consisted of interest income of $24,864 earned on the Trust Account investment of $53,299,000, offset by filing and listing fees of $31,007,  $166,300 for travel-related expenses, and other miscellaneous administrative fees.

Liquidity and Capital Resources

The funds held in the Trust Account are available for use only to: (i) engage in a Business Combination; (ii) redeem up to one ordinary share less than 35% of the Public Ordinary Shares that are voted against the Extended Period if the Extended Period is approved; (iii) redeem up to one ordinary share less than 35% of the Public Ordinary Shares that are voted against a Business Combination if the Business Combination is approved and completed; or (iv) distribute to the holders of the Public Ordinary Shares in the event we fail to complete a Business Combination and liquidate and dissolve, subject to the following exceptions:

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

-	Payment of taxes due;
-
Distribution of interest earned on the Net Proceeds in the Trust Account for our use as working capital in identifying and evaluating a target business and in negotiating and consummating a Business Combination with such target business; and

-	Payment of deferred offering expenses to the underwriters of the IPO.

At June 30, 2009, we had approximately $54,298,000 held in the Trust Account, and cash outside of the Trust Account of approximately $8,000. We anticipate using these funds to cover expenses incurred in identifying, evaluating and performing due diligence with respect to a prospective target business or businesses, as well as legal, accounting and other expenses associated with structuring, negotiating and documenting a Business Combination. We will also incur regular expenses to meet our obligations under applicable securities laws, to maintain directors’ and officers’ insurance coverage and to pay a monthly $7,500 administrative expense to Chardan Capital, LLC, an affiliate of Li Zhang, chairman of our board of directors.

Although interest rates may fluctuate, which could affect the amount of working capital available to us, we believe that we will have sufficient working capital available to operate for the twelve months that began October 1, 2008.  If the funds that we are entitled to withdraw from the Trust Account are insufficient to cover our expenses, we may be required to raise additional capital, the amount, availability and cost of which cannot be ascertained at present.  In such an event, we could seek additional capital through loans or additional investments from our directors and officers, but none of which is under any obligation to advance funds to, or invest in, us. Any interest income not used to fund working capital requirements will remain the property of the Company and will be available as additional consideration payable in connection with a Business Combination.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Cash and cash equivalents. We consider all highly liquid investments, including short-term money market instruments with original maturities of three months or less when purchased, to be cash equivalents.

Other Items

There are no other items to disclose.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2009	CHARDAN 2008 CHINA ACQUISITION CORP.

	By:	/s/ Kerry Propper
		Name:	Kerry Propper
		Title:	Chief Executive Officer

	By:	/s/ Xiaosong Zhong
		Name:	Xiaosong Zhong
		Title:	Chief Financial Officer